SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:    Press Release dated December 15, 2004.   THE BOARDS OF DIRECTORS OF KCS AND TMM APPROVE AMENDED ACQUISITION AGREEMENT.

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner, Senior Vice President	Kristine Walczak, General Investors
Investor Relations	Analysts and Media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	(kwalczak@dresnerco.com)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

KANSAS CITY SOUTHERN CONTACTS:
William H. Galligan
Assistant Vice President Investor Relations
816-983-1551
(william.h.galligan@kcsr.com)

MEXICO
Gabriel Guerra
Media Relations
011-525-55-273-5359
(gguerra@gcya.net)

THE BOARDS OF DIRECTORS OF KCS AND TMM
APPROVE AMENDED ACQUISITION AGREEMENT

Kansas City, MO and Mexico City, Mexico, December 15, 2004 - Kansas City Southern (NYSE: KSU) (”KCS”) and Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) (”TMM”) announced today that the companies have entered into an amended acquisition agreement whereby TMM will sell its 51 percent voting interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (”Grupo TFM”) to KCS for $200 million in cash, 18 million shares of KCS common stock, $47 million in a two-year promissory note, and up to $110 million payable in a combination of cash and KCS common stock upon successful resolution of the current proceedings related to the VAT Claim and the Put with the Mexican Government. The $47 million promissory note and a portion of the $110 million contingent payment will be subject to certain escrow arrangements to cover potential indemnification claims. The boards of directors of both companies have approved the transaction.

As part of the transaction, KCS will also enter into a three-year consulting contract with a consulting firm controlled by Jose Serrano Segovia. KCS and TMM have also agreed that upon completion of the transaction all litigation between the two companies will be dismissed.

Consummation of the transaction remains subject to the satisfaction of certain conditions, including KCS shareholder approval. TMM’s controlling shareholders have entered into a voting trust providing for approval of the transaction.

Both the Mexican Foreign Investment Commission and the Mexican Federal Competition Commission have approved acquisition of the controlling interest in TFM by KCS. Although KCS and TMM previously satisfied the requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, that authorization has expired and the parties have agreed to file the required information promptly with the U.S. Department of Justice. This authorization is required prior to consummation of the transaction.

”We are very pleased to have entered into this amended agreement with TMM, and believe it will enhance rail competition and give shippers in the NAFTA trade corridor a strong transportation alternative in this important and growing trade corridor,” said Michael R. Haverty, chairman, president and chief executive officer of KCS. ”This transaction, along with our recently approved control of The Texas Mexican Railway Company, offers our shareholders greater value through operating efficiencies and opportunities that will come from common ownership and control. Our customers, both north and south of the border, will benefit from these efficiencies as well.”

Jose Serrano, Chairman and CEO of TMM said, ”We’re very pleased with the outcome of the sale of TFM to Kansas City Southern. The transaction creates significant value for all shareholders. The combination of KCS and TFM creates the most efficient shipping route between the U.S. and Mexico. TMM shareholders will continue to benefit from significant ownership in this valuable franchise. The net cash proceeds of this transaction will be used by TMM to reduce debt obligations. This transaction is truly in the best interests of TMM shareholders and will ensure the long term growth and flexibility of TMM.”

Javier Segovia, president of TMM said, ”We are extremely pleased to become a significant shareholder in KCS, the superior rail alternative between the U.S. and Mexico. TMM will continue to work closely with TFM, and they have entered into a marketing agreement to further our shared goals of providing end-to-end transportation for our customers. In addition, the sale of TFM to KCS puts TMM on more stable financial footing”.

TFM, S.A. de C.V., the operating subsidiary of Grupo TFM, and KCSR will continue as separate corporations, all under the common control of KCS. Following consummation of the transaction, KCS will continue to operate under the KCS name and will maintain its headquarters in Kansas City, Missouri. Grupo TFM and TFM will remain Mexican corporations, with their corporate headquarters located in Mexico City. TFM holds the concession to operate Mexico’s Northeast Rail Lines through June 2047, and has the option to extend the concession for an additional 50 years. The TFM rail network consists of more than 2,600 miles of mainline track. The combined system will exceed 5,300 miles of mainline track.

Morgan Stanley acted as exclusive financial advisor to KCS on the transaction. J.P. Morgan Securities Inc. and Elek Moreno Valle y Asociados S.A. acted as exclusive financial advisors to TMM on the transaction.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at http://www.grupotmm.com and TFM’s web site at http://www.tfm.com.mx. Both sites offer Spanish/English language options. Grupo TMM is listed on the New York Stock Exchange under the symbol ”TMM” and Mexico’s Bolsa Mexicana de Valores under the symbol ”TMM A”.

KCS is a transportation holding company that has railroad investments in the United States, Mexico and Panama. Its primary holding in the United States is The Kansas City Southern Railway Company. KCS owns 51% of The Texas Mexican Railway Company, which connects The Kansas City Southern Railway Company and TFM. Headquartered in Kansas City, Missouri, KCS serves customers in the central and south central regions of the United States. KCS' rail holdings and investments are primary components of a NAFTA Railway system that links the commercial and industrial centers of the United States and Mexico. KCS’ web site is www.kcsi.com.

MEDIA/ANALYSTS CONFERENCE CALL NOTICE: There will be a 1:00 p.m. Central Standard Time (2:00 p.m. Eastern Standard Time) conference call today, December 15, discussing the Amended Acquisition Agreement hosted by Michael Haverty, Gerald Davies, Ronald Russ and Vicente Corta. A discussion of the Amended Acquisition Agreement is available from a link on the home page of www.kcsi.com. Those interested in participating are invited to call 1-800-955-1795 (U.S. and Canada) or 1-706-643-0096 (International). A reply will be available through December 22 and can be accessed by calling 1-800-642-1687 (U.S. and Canada) or 1-706-645-9291 (International) and providing the conference ID 2857442.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of TMM”s and KCS’ management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. For additional information relating to such risks and uncertainties, readers are urged to review TMM’s and KCS’ respective filings and submissions with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

In connection with the proposed transaction, KCS will file relevant materials with the Securities and Exchange Commission (”SEC”), including an amended proxy statement soliciting stockholder approval of certain actions in connection with the transaction. Stockholders are urged to read the amended proxy statement, as well as any amendments and supplements to the proxy statement (if and when they become available) and any other relevant documents filed with the SEC, because they will contain important information about the transaction. Stockholders and investors may obtain the amended proxy statement and any other relevant documents free of charge at the SEC’s Internet web site at www.sec.gov. Stockholders may also obtain free of charge the amended proxy statement and any other relevant documents by contacting the office of the Corporate Secretary at KCS’ principal executive offices at (816) 983-1538. Written requests should be mailed to P.O. Box 219335, Kansas City, Missouri 64121-9335 (or if by United Parcel Service or other form of express delivery to 427 West 12th Street, Kansas City, Missouri 64105). Such amended proxy statement is not currently available. KCS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from KCS stockholders with respect to approval of certain actions in connection with the transaction. Information regarding these directors and executive officers and their beneficial ownership interests in KCS can be found in KCS’ proxy statement on Schedule 14A, filed with the SEC on April 5, 2004, in connection with the 2004 annual meeting of KCS stockholders. Investors may obtain additional information regarding the interests of such participants by reading the amended proxy statement filed in connection with the transaction when it becomes available.